September 8, 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

ATTN: Terence O’Brien, Accounting Branch Chief

RE:	Form 10-K for the Fiscal Year ended December 31, 2007
Filed March 13, 2008
Schedule 14A Filed on April 22, 2008
Forms 10-Q for the Fiscal Quarter ended March 31, 2008
File No. 0-26025

Dear Mr. O’Brien:

U.S. Concrete, Inc. hereby provides its response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated August 7, 2008. For ease of reference, we have repeated the Staff’s comments below and we have numbered our responses to correspond with the Staff’s comments.

COMMENT:

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 11

1.
In future filings, under “Cement and Other Raw Materials” on page 11, please disclose how your new practice of using fewer suppliers may affect your ability to obtain an adequate supply of cement for your operations. See Item 101(c)(1)(iii) of Regulation S-K.

RESPONSE TO COMMENT 1:

We acknowledge the Staff’s comment and will enhance our disclosure in our future filings.

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

COMMENT:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and estimates, page 29

2. We note that you recorded substantial goodwill impairments in the last two fiscal years and that goodwill remains a significant asset. We also note that you anticipate your operating results will continue to be impacted by the downturn in the homebuilding and credit industries. Considering this, we ask that you please revise your goodwill disclosures in future filings to address the following points, especially for reporting units whose carrying value is close to the estimated fair value:

• Define the reporting unit level at which you test goodwill for impairment.
• We note that you estimate the fair value of your reporting units using a variety of valuation approaches, including discounted future cash flow, multiples of sales and earnings before interest, taxes, depreciation, depletion and amortization, and comparisons of recent transactions.

o Describe each of the methodologies used, including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
o Disclose how you weight each of the methods used, including how you determined the weights for each method. Given that the weight assigned to each method is a subjective estimate, please include a sensitivity analysis to address the amount the fair value would have changed by had you weighted the fair value methods differently.

• For each methodology, provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions. For example, such assumptions should include for a discounted cash flow method the discount rate used, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum; and for a comparable business method the sales and/or EBITDA multiple used.
• Disclose those reporting units whose carrying value is close to the estimated fair value, including the amount of goodwill for the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit.

Please provide us with the disclosure you intend to include in future filings. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

RESPONSE TO COMMENT 2:

We acknowledge the Staff’s comment regarding additional disclosures relating to goodwill and the underlying assumptions and estimates used in our goodwill impairment testing. We have referred to section 501.14 of the Financial Reporting and Codification and propose the following enhanced disclosure in Item 7. Management’s Disclosure and Analysis of Financial Condition and Results of Operations. Set forth below is the proposed disclosure we intend to include in future Form 10-K filings. We have not included a quantitative sensitivity analysis because we believe that, due to the multitude of different assumptions and number of reporting units inherent in the valuation approaches, the performance of a quantitative sensitivity analysis would not be practicable.

Goodwill

We record as goodwill the amount by which the total purchase price we pay for our acquisitions exceeds our estimated fair value of the identifiable net assets we acquire. We test our recorded goodwill at least annually for impairment and charge income with any impairment we recognize, but we do not otherwise amortize goodwill. Because our business is cyclical in nature, goodwill could be significantly impaired depending upon when the test for impairment is performed in the business cycle. The impairment test we use consists of comparing our estimates of the current fair values of our reporting units with their carrying amounts. We currently have seven reporting units and test goodwill for impairment for each of these reporting units. Reporting units are organized based on our two product segments ((i) ready-mix concrete and concrete related products and (ii) precast concrete products) and geographic regions.

Our fair value analysis is supported by a weighting of three generally accepted valuation approaches. These valuation methods include the following:

•	Income Approach - discounted cash flows of future benefit streams;
•	Market Approach - public comparable company multiples of sales and earnings before interest, taxes, depreciation, depletion and amortization (“EBITDA”) and
•	Market Approach - multiples generated from recent transactions comparable in size, nature and industry.

These approaches include numerous assumptions with respect to future circumstances, such as industry and/or local market conditions that might directly impact each of the reporting units' operations in the future, and, therefore, are uncertain. These approaches are utilized to develop a range of fair values and a weighted average of these approaches is utilized to determine the best fair value estimate within that range.

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

Income Approach - Discounted Cash Flows. This valuation approach derives a present value of the reporting unit’s projected future annual cash flows over the next 15 years and the present value of residual value of the reporting unit. We use a variety of underlying assumptions to estimate these future cash flows including future economic market conditions, product pricing, sales volumes, costs and expenses and capital expenditures. These assumptions vary by each reporting unit depending on regional market conditions, including competitive position, degree of vertical integration, supply and demand for raw materials and other industry conditions. The discount rates used in the Income Approach, specifically, the weighted average cost of capital used and our cost of equity assumptions used in this analysis were 8.9% and 12.8%, respectively. Our EBITDA margins derived from these underlying assumptions varied between approximately 3% and 20%, depending on the reporting unit.

Market Approach - Multiples of Sales and EBITDA. This valuation approach utilizes publicly traded construction materials companies’ enterprise values as compared to their recent sales and EBITDA information to arrive at multiples. These multiples are used as a valuation metric to our most recent financial performance. We use sales as an indicator of demand for our products/services and EBITDA because it is a widely used key indicator of the cash generating capacity of construction material companies.

Market Approach - Comparisons of Recent Transactions. This valuation approach uses publicly available information regarding recent third-party sales transactions in our industry to derive a valuation metric of the target’s respective enterprise values over their EBITDA amounts. We utilize this valuation metric with each of our reporting units’ most recent financial performance to derive a “what if” sales transaction comparable, fair value estimate.

We selected these valuation approaches because we believe the combination of these approaches and our best judgment regarding underlying assumptions and estimates provides us with the best estimate of fair value for each of our reporting units. We believe these valuation approaches are proven valuation techniques and methodologies for the construction materials industry and widely accepted by investors. For the year ended December 31, 2007, we weighted each of these valuation approaches equally to determine an estimated fair value of each reporting unit.

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

The estimated fair value of each reporting unit would change if our weighting assumptions under the three valuation approaches were materially modified. Accordingly, changes to underlying assumptions and alternative weighting of valuation methods would result in a potentially higher or lower goodwill impairment expense. The reporting units whose estimated fair values closely approximate their carrying values are our South Central Region, Michigan Region, Southwest Precast Region, Northern California Precast Region and our Atlantic Precast Region.

The table below details the reporting units whose estimated fair values approximate their carrying values, including the amount of goodwill allocated to such reporting units as of December 31, 2007.

Reporting Unit	Carrying Value	Estimated Fair Value	Goodwill Allocated
	(in millions)
South Central Region	$192.7	$192.7	$58.4
Northern California Precast	23.2	24.1	10.1
Michigan Region	40.3	40.3	—
SW Precast Region	36.6	52.0	15.9
Atlantic Precast Region	14.5	14.5	10.9

In the fourth quarter of each of 2005, 2006 and 2007, we conducted our annual valuation test. We did not record goodwill impairment in 2005. In 2006, we recorded a $38.8 million goodwill impairment associated with our Michigan operations which resulted from the continued slow down and negative outlook for the Michigan region. This negative outlook resulted in lower selling volumes, lower product pricing and more competition for construction projects thereby reducing our expected future cash flows. In 2007, we recorded goodwill impairments of $81.9 million relating to our Michigan and South Central regions and our northern California precast business. Our Michigan region economic outlook continued to soften at greater levels throughout 2007, resulting in lower projected cash flow. Our South Central region outlook deteriorated, resulting in lower projected cash flow and continued competitive pressures limiting our future profitability expectations. Our Northern California Precast region was significantly impacted by the continued slowdown in residential housing construction, which impacted our projected future cash flows. These specific negative factors in the above mentioned reporting units, combined with lower enterprise values and sales transaction values for participants in our industry, resulted in the goodwill impairment expense.

We can provide no assurance that future goodwill impairments will not occur. Our goodwill balance was $185.0 million as of December 31, 2007 and $251.5 million at December 31, 2006. See Note 2 to our Consolidated Financial Statements included in this report for additional information about our goodwill.

COMMENT

3.
We note that you have recognized pre-tax losses for the last two consecutive fiscal years. Please revise your disclosure in future filings to provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets. In this regard, consider each of the following points:

•	Disclose the amount of pre-tax income that needs to be generated to realize deferred tax assets.
•	Provide an explanation of the tax-planning strategies you are relying on when making your assessment.

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

RESPONSE TO COMMENT 3:

Although we incurred pre-tax losses in 2007 and 2006, those losses were generated by $121 million of goodwill impairment charges under SFAS No. 142. The impairment charges in 2007 and 2006 related to businesses acquired prior to September 30, 2006.

As shown below, the majority of the goodwill impairment charges were attributable to nondeductible goodwill for income tax purposes. Absent the infrequent goodwill impairment charges under SFAS No. 142 in 2007 and 2006, we consistently demonstrated the ability to operate at a profit. While we still had to overcome the negative evidence that resulted from losses in recent years, our core earnings from continuing operations were sufficient to overcome the losses caused by the tax deductible goodwill impairment charges.

	Consolidated Totals			Continuing Operations
(in thousands)	2007	2006	2005	2007	2006	2005
Pre-tax loss	$(72,864)	$(7,280)	$20,733	$(63,712)	$(5,955)	$20,733
Non-deductible impairment	67,859	10,015	—	66,736	10,015	—
Pre-tax income before Non-deductible impairment	(5,005)	2,735	20,733	3,024	4,060	20,733
Temporary impairment	14,032	28,796	—	14,032	28,796	—
Pre-tax income before impairment	$9,027	$31,531	$20,733	$17,056	$32,856	$20,733

We have referenced continuing operations above as financial results were also impacted by discontinued operations that had been disposed of prior to the issuance of our financial statements for fiscal year 2007.

Please note that in 2007 and 2006, our deferred tax liabilities were significantly in excess of deferred tax assets by $16 million and $24 million, respectively. Further, we have reported federal taxable income in both 2007 and 2006.

After evaluating the evidence above, we determined no valuation allowance was necessary for the fiscal year 2007, and we believe our disclosure concerning our deferred tax assets is appropriate. We will, however, continue to monitor the future utilization of deferred tax assets.

COMMENT

Results of Operations, page 32

4.
We note your discussion of goodwill impairments. Specifically, you attribute the goodwill impairment charge for fiscal year 2006 to increased competition and a general economic downturn, including problems in the automotive business for your Michigan reporting unit. You attribute the goodwill impairment charge for fiscal year 2007 to the downturn in residential construction, increased competition and the change in geographic mix of sales volume for your Michigan reporting unit, South Central reporting unit, and northern California precast reporting unit. These explanations appear to be more general observations rather than specific change in assumptions that led to the impairment charges. Given that the impairment charges were material, informative disclosure should be provided that clearly identifies the specific facts and circumstances that caused management to change its estimated fair value of the corresponding reporting units and to recognize the impairment charges during each period presented. In this regard, we note the requirements of paragraphs 47.a. and 47.b. of SFAS 142 and Sections 501.l2.b.4 and 501.14 of the Financial Reporting Codification. Please consider what disclosures you could provide supplementally and in future filings that address our concerns including any other information that would be material to an investors understanding of the impairment charges.

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

RESPONSE TO COMMENT 4

In future filings, we will enhance our disclosures for each reporting unit that requires a goodwill impairment, including a discussion of regional market conditions, changes in competitive balance, changes in economic outlook and other information that may help our investors understand the impairment changes. See our proposed revised disclosure set forth in response to Comment 2.

COMMENT

Liquidity and Capital Resources, page 35

5.
We note that your allowance for doubtful accounts has increased in total and as a percentage of trade accounts receivable as of December 31, 2007. As such, please include a discussion for the increase in the allowance for doubtful accounts trends to allow investors to understand any material collectability issues with trade accounts receivable, net. Refer to Item 303 (A)(l) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

RESPONSE TO COMMENT 5

Allowance for Doubtful Accounts

In an effort to enhance transparency and provide helpful disclosure, we have described our accounting policy for allowance for doubtful accounts in our annual report on Form 10-K under Critical Accounting Policies and Estimates. There has been no material change in the application of this policy for the years presented.

The allowance for doubtful accounts increased $.5 million, or 21.6%, from $2.6 million in 2006 to $3.1 million in 2007. As a percentage of total accounts receivable, the allowance was 2.3% in 2006 and 2.9% in 2007. Both the dollar and the percentage increases in the allowance of doubtful accounts were primarily attributable to the full-year application of our allowance for doubtful accounts accounting policy for our acquisitions discussed in Note 4 to the financial statements included in our most recent report on Form 10-K. We do not view this as an adverse trend in the collectability of our accounts receivable.

COMMENT

Consolidated Statements of Operations, page 45

6.
In future filings, please revise your presentation of minority interest in consolidated subsidiary to include this line item after income tax provision. Refer to Rule 5-03.12 of Regulation S-X for guidance.

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

RESPONSE TO COMMENT 6

In future filings, we will revise our presentation of minority interest in consolidated subsidiary to be reflected after income tax provisions.

COMMENT

1. Summary of Significant Accounting Policies, page 48

Properties, Plant and Equipment, net, page 48

7.	In future filings, please revise your disclosure for the depletion of mineral deposits to address the following:

•	The method used to deplete mineral deposits.
•
An explanation of what you mean by "recoverable" raw materials, as it is not clear to us that recoverable raw materials are the same as the Industry Guide 7 definitions of proven and probable reserves.

RESPONSE TO COMMENT 7

We acknowledge the Staff’s comments and will modify our disclosure in future filings to address the items mentioned.

COMMENT

Sales and Expenses, page 49

8.
We note your disclosure on page 11 that in some of your markets you install your precast products, which may possibly result in arrangements with multiple deliverables. Please tell us more about these arrangements, their materiality and your consideration of the accounting for these arrangements. Refer to paragraph 9 of EITF 00-21.

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

RESPONSE TO COMMENT 8

Currently, only two of our precast concrete segment operating units provides installation services to their customers. Depending upon the type of product sold, revenue for these services is recognized either upon installation or by using the percentage-of-completion method of accounting. Total revenue for these two operating units was $31.2 million and $36.1 million in 2007 and 2006, respectively.

Regarding the Staff’s reference to paragraph 9 of EITF 00-21, we have reviewed this guidance and believe that these sales transactions do not qualify as having multiple deliverables. In order to qualify as having multiple deliverables, the delivered products must meet all of the following criteria:
•
The delivered product has value on a standalone basis to the customer, which is determined if the customer can resell the product on a standalone basis or if the product is sold separately by any vendor.

•	There is objective and reliable evidence of the fair value of the undelivered product.
•
If the transaction includes a general right of return relative to the delivered item, delivery or performance of the undelivered product is considered probable and substantially in control of the vendor.

The products we install are specialty items designed for specific installation scenarios and are not installed by anyone other than the manufacturer.  The products are quoted and sold including installation. In addition, the installation equipment is specialized and is generally only owned by the manufacturer of these types of products.  While there are competitors in these markets, these competitors do not install products manufactured by someone other than themselves, primarily due to liability issues that could arise.  Given that there are no other third party installers of the products and the specialty nature of the products, the delivered items have no stand alone value to the customer.

In addition, these products could not be resold to a third party by our customer.  As stated above, these are specialty products designed for specific installation scenarios and would not be useful to a third party purchaser.  In addition, these products are typically installed in public common areas and could not be resold on an individual basis.

There is also no objective or reliable evidence of the fair value of the installation.  As stated above, given the specialty nature of these products, they are sold including installation and the products are not installed by individuals other than the manufacturer.  Other than an internal estimate based on our own costs, there is no other reliable valuation source of this service.

While we certainly correct any issues related to product failure or quality issues that arise, there is no general right of return for the purchaser of these products.

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

COMMENT

2. Goodwill and Other Intangible Assets, page 53

9.
In future filings, please revise your policy disclosure for recognizing goodwill impairment charges to clarify that you are complying with the guidance in paragraphs 19 and 20 of SFAS 142, if correct. Please provide us with the disclosure you intend to include in future filings.

RESPONSE TO COMMENT 9

We acknowledge the Staff’s comment and will revise our goodwill policy disclosure included in future filings to include clarification that we are complying with the guidance in paragraphs 19 and 20 of SFAS 142. Please see our revised policy disclosure below.

Goodwill and Other Intangible Assets

Intangible assets acquired in business combinations consist primarily of goodwill and covenants not-to-compete. Goodwill represents the amount by which the total purchase price we have paid to acquire businesses, accounted for as purchases, exceeds the estimated fair value of the net assets acquired. We test goodwill for impairment annually and charge expense for any impairment recognized, but goodwill is not otherwise amortized. We test goodwill for impairment loss under a two-step approach, as defined by SFAS 142. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss. This is determined by comparison of the implied fair value of the reporting units’ goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting units’ goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss as expense.

Intangible assets with definite lives consists principally of covenants not-to-compete established with former owners and other key management personnel in business combinations and are amortized over the period that we believe best reflects the period in which the economic benefits will be consumed. We evaluate intangible assets with definite lives for recoverability when events or circumstances indicate that these assets might be impaired. We test those assets for impairment by comparing their respective carrying values to estimates of the sum of the future undiscounted net cash flows expected to result from the assets. If the carrying amount of an asset exceeds the sum of the undiscounted future net cash flows we expect from that asset, we recognize an impairment loss based on the amount by which the carrying value exceeds the fair value of the asset. See Note 2 for further discussion of goodwill and other intangibles.

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

COMMENT

4. Business Combinations, page 54

10.
We note your disclosure on page 49 that intangible assets acquired in business combinations consist primarily of goodwill and covenants not-to-compete. For your acquisition of Alberta Investments, Inc. and Alliance Haulers, Inc., you allocated a significant portion of the purchase price to goodwill with either an immaterial or no allocation to identifiable intangible assets. We note from the Stock Purchase Agreement included as exhibit 2.1 to your Form 8-K filed on June 28, 2006 that you also were to acquire customer lists, customer contracts, and other intangible assets, such as permits, trademarks, trade names, patents, etc. Based on your disclosures, it is unclear whether you considered the acquisition of these and other material intangible assets as part of your purchase price allocation. If you did consider each of these items but determined that the value of the identifiable intangible assets were immaterial, please provide us with a detailed explanation with a view toward future disclosure as to why the acquisition primarily consisted of goodwill. Refer to paragraphs 39, 51.b., and Al0-A28 of SFAS 141 for guidance.

RESPONSE TO COMMENT 10

We have considered all intangible assets in our purchase price allocation. In future disclosures, we will discuss these other intangible assets as appropriate. Based on a relatively homogenous commodity (cement/concrete) and the availability of numerous competitors, generally, in our industry, these types of intangible assets have no material value due to the nature of business acquired including customer lists, customer contracts and trademarks, trade names, patents, etc.

The acquisition of Alberta Investments, Inc. and Alliance Haulers, Inc. was a stock purchase in which all tangible and intangible assets were acquired. These acquired businesses had no long-term customer contracts and many of their customers were already customers of our operations in the Dallas/Fort Worth area. The majority of sales generated and worked performed by the acquired companies were done by purchase order and the customers can (and many did) move some or all of their business to competitors at their choosing. There were no material patents or registered trademarks purchased in this transaction. The purchase contract includes and lists all tangible and intangible assets to ensure we have acquired all assets related to the acquired companies’ businesses even if these assets are immaterial or don’t exist. We will include a more detailed discussion of our purchase price allocations relating to any future significant acquisitions in future filings.

COMMENT

11.
In future filings please ensure you are including the information required by paragraphs 51-57 of SFAS 142 for all material acquisitions that have been completed during each period presented. In this regard, it does not appear as though you have provided all of the required disclosures for your acquisitions of Alberta Investments, Inc. and Alliance Haulers, Inc.

RESPONSE TO COMMENT 11

We believe we are in compliance with paragraphs 51-57 of SFAS 142, to the extent applicable.

Paragraphs 51-52: These provisions are not applicable since we are complying with the statement in its entity and we have no transactions with not-for-profit entities.

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

Paragraph 53: We have complied with this paragraph in previous filings upon the adoption of SFAS 142.

Paragraphs 54-57: We believe we have complied with these paragraphs regarding previously recognized goodwill, including the transitional goodwill impairment test. Please see our prior filings. We believe our proposed revised disclosures are reasonable, including those relating to our acquisition of Alberta Investments, Inc. and Alliance Haulers, Inc. See our response to Comment 2.

We will continue to ensure our compliance in future filings with these paragraphs.

COMMENT

5. Stock-Based Compensation, page 56

12.
We note that your stock options generally vest over a four-year period, and you granted stock options during fiscal years 2007 and 2006. However, we also note that you have no nonvested stock options remaining as of December 31, 2007. We note that you recognized stock compensation expense for your stock options granted in the amount of $185,000 in 2007 and $198,000 in 2006; however, you state the stock options that vested during fiscal years 2007 and 2006 had fair values of $600,000 and $1.9 million, respectively. Please tell us more about your accounting for stock options to clarify this information.

RESPONSE TO COMMENT 12

As discussed in Note 5 in our most recent report on Form 10-K, effective January 1, 2006, we adopted SFAS 123R, using the modified prospective method and, accordingly, have not restated prior period results. Under SFAS 123R, share-based compensation cost is measured at the grant date based on the calculated fair value of the award. The expense is recognized over the employee’s requisite service period, generally the vesting period of the award.

Prior to the adoption of SFAS 123R, we accounted for stock options issued to employees in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. We also provided the disclosures required under SFAS No. 123, as amended by SFAS No. 148. As a result, no expense was reflected in our consolidated statement of operations in 2005 for stock options, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

We estimate the fair value of each of our stock option awards on the date of grant using a Black-Scholes option pricing model. We determine the expected volatility using our common stock’s historic volatility. For each option awarded, the risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for periods corresponding with the expected life of the option. The expected life of an option represents the weighted average period of time that an option granted is expected to be outstanding, giving consideration to its vesting schedule and historical exercise patterns.

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

The Company granted 63,000 and 50,000 stock options in 2007 and 2006, respectively, which were annual grants to members of our Board of Directors. Those stock options had a six-month vesting schedule instead of the four year vesting schedule applied to non-Director grants. The weighted-average grant date fair value for those shares was $0.5 million, or $8.96 per share, and $0.6 million, or $12.74 per share, respectively. Also in 2006, an additional 176,000 shares vested related to grants from prior years. The weighted-average grant date fair value for those shares was $1.3 million, or $6.99 per share.

COMMENT

10. Stockholders' Equity, page 60

Employee Stock Purchase Plan, page 61

13.
In future filings, please disclose the amount of compensation expense recognized for each period presented. If you have not recognized compensation expense for this plan, please tell us and revise your disclosure in future filings to clarify how you arrived at such a determination. Refer to paragraphs 12-15 and A240.g.(1) of SFAS 123R.

RESPONSE TO COMMENT 13

We acknowledge the Staff’s comment and will modify our disclosure in future filings to incorporate the items mentioned.

COMMENT

11. Income Taxes, page 61

14.	In future filings please provide the disclosures required by paragraph 20 of FIN 48.

RESPONSE TO COMMENT 14

The disclosures required by paragraph 20 of FIN 48 were included in prior Form 10-Q filings for 2007 but omitted in the Form 10-K for 2007 and our Form 10-Q filings to date in 2008. In future filings, we will provide appropriate disclosure with respect to interest and penalties under paragraph 20 of FIN 48.

COMMENT

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

14. Commitments and Contingencies. page 64

15.
We note that you have recognized a $2.3 million liability for certain of your ongoing litigation. We further note your disclosure that your currently pending or threatened litigation "should not" have a material adverse effect on your financial condition, results of operations or liquidity. It is unclear whether you believe there is a reasonable possibility that your loss contingency could materially exceed your accrual, or whether the possibility is remote. Please clarify your disclosure in future filings; otherwise, please provide all the disclosures required by paragraph 10 of SFAS 5. In addition, please address the need to provide specific disclosure regarding the nature of any litigation that requires accrual or for which you are unable to estimate the probable liability in accordance with paragraph 9 of SFAS 5 and Question 2 of SAB Topic 5:Y for product-related claims. Please also address the points raised in this comment to your environmental claims disclosure.

RESPONSE TO COMMENT 15

We will modify our disclosure as set forth below. However, we do not have any litigation or environmental claims which we are unable to estimate the probable liability in accordance with paragraph 9 of SFAS 5 and question 2 of SAB Topic 5:Y.

Based on the Staff’s comment, we propose to revise our disclosure in future filings as follows:

From time to time, and currently, we are subject to various claims and litigation brought by employees, customers and other third parties for, among other matters, personal injuries, property damages, product defects and delay damages that have, or allegedly have, resulted from the conduct of our operations. As a result of these types of claims and litigation, we must periodically evaluate the probability of damages being assessed against us and the range of possible outcomes. In the period, if we determine that the likelihood of damages being assessed against us is probable, and, if we believe we can estimate a range of possible outcomes, then we record a liability reflecting either the low end of our range or a specific estimate, if we believe a specific estimate to be likely based on current information. During the year ended December 31, 2007, we recorded a $2.3 million liability associated with certain ongoing litigation. Based on information available to us as of March 31, 2008, we believe our existing accruals for these matters are reasonable.

We received a letter from a multi-employer pension plan to which one of our subsidiaries is a contributing employer, providing notice that the Internal Revenue Service had denied applications by the plan for waivers of the minimum funding deficiency from prior years, and requesting payment of approximately $1.3 million in May 2008 as our allocable share of the minimum funding deficiencies. We are currently evaluating several options to minimize our exposure, including transferring our assets and liabilities into another plan. We may receive future funding deficiency demands from this particular multi-employer pension plan, or other multi-employer plans to which we contribute.

We believe that the resolution of all litigation currently pending or threatened against us or any of our subsidiaries will not materially exceed our existing accruals for those matters. However, because of the inherent uncertainty of litigation, there is a risk that we may have to increase our accruals for one or more claims or proceedings to which we or any of our subsidiaries is a party as more information becomes available or proceedings progress, and any such increase in accruals could have a material adverse effect on our consolidated financial condition or results of operations. We expect in the future that we and our operating subsidiaries will from time to time be a party to litigation or administrative proceedings that arise in the normal course of our business.

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

We are subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions and wastewater discharge. Our management believes we are in substantial compliance with applicable environmental laws and regulations. From time to time, we receive claims from federal and state environmental regulatory agencies and entities asserting that we may be in violation of environmental laws and regulations. Based on experience and the information currently available, our management believes that these claims should not have a material impact on our consolidated financial condition, results of operations or cash flows. Despite compliance and experience, it is possible that we could be held liable for future charges, which might be material, but are not currently known to us or cannot be estimated by us. In addition, changes in federal or state laws, regulations or requirements, or discovery of currently unknown conditions, could require additional expenditures.

As permitted under Delaware law, we have agreements that provide indemnification of officers and directors for certain events or occurrences while the officer or director is or was serving at our request in such capacity. The maximum potential amount of future payments that we could be required to make under these indemnification agreements is not limited; however, we have a director and officer insurance policy that potentially limits our exposure and enables us to recover a portion of future amounts that may be paid. As a result of the insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. Accordingly, we have not recorded any liabilities for these agreements as of March 31, 2008.

COMMENT

17. Financial Statements of Subsidiary Guarantors, page 66

16.
We note that you have combined the parent/issuer with the guarantor subsidiaries into one column in your condensed consolidating financial information. Rule 3-10(f)(4) of Regulation S-X requires the parent company and the subsidiary guarantors to be presented separately. As such, please amend your December 31, 2007 Form 10-K and your March 31, 2008 Form 10-Q to provide condensed consolidating financial information that complies with Rule 3-10(f)(4) of Regulation S-X. Otherwise, please provide us with a detailed explanation as to why you believe your presentation complies with Rule 3-10 of Regulation S-X.

RESPONSE TO COMMENT 16

Prior to the formation of our 60%-owned Michigan subsidiary in the second quarter of 2007, we met the exception criteria outlined in footnote 1of Rule 3-10(f) of Regulation S-X. Our parent company has no independent assets or operations. The guarantees are full and unconditional and joint and several, and any subsidiaries of the parent company other than the subsidiary guarantors are minor. Accordingly, our footnote disclosures prior to the second quarter of 2007 excluded the condensed consolidated financial information required by Rule 3-10(f) (4).

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

The formation of our 60%-owned Michigan subsidiary changed these facts as it involved the combination of certain assets of a 100%-owned Michigan subsidiary with the assets of a third party in a newly formed entity which would not guarantee our senior secured credit facility or our senior subordinated notes and was not considered minor. As a result, our senior secured credit facility was amended to remove the requirement that the newly formed entity guarantee, jointly and severally with all other subsidiaries, the repayment of the credit facility. The senior subordinated notes indenture allowed the newly formed entity to be excluded from the guarantee requirements. The only subsidiary assets, earnings and cash flows not guaranteeing, jointly and severally and unconditionally, going forward are those of the newly formed 60%-owned Michigan subsidiary. All other conditions that existed prior to the formation of this new entity remained in tact post formation.

In determining the appropriate presentation of the financial information required by Rule 3-10(f) (4), we considered the fact that subsequent to the formation of the 60%-owned Michigan subsidiary, the parent still had no material independent assets or operations and that the subsidiaries which are guaranteeing our senior secured credit facility on the senior subordinated notes do so jointly, severally, and unconditionally. This fact continues to be disclosed in note 9 of the financial statements included in our most recent report on Form 10-K for the year-ended December 31, 2007. Given these facts, it was our belief that the combination of the parent and the guaranteeing subsidiaries in a single column in the presentation while providing a separate presentation of the non-minor and non-guaranteeing subsidiary’s condensed consolidated financial information provided the reader with the material information required to assess the earnings, cash flows and assets supporting the senior secured credit facility apart from those which do not support the credit facility. We will disclose a statement to this effect in future filings. In addition, we did not believe that separating the parent from guaranteeing subsidiaries would provide relevant information for the reader, as the parent continues to have no material independent assets or operations apart from those of its subsidiaries.

COMMENT

General — Notes to Consolidated Financial Statements

17.	We note various references to consolidation, realignment, workforce reductions, and other restructuring activities in your December 31, 2007 Form 10-K, your March 31, 2008 Form
10-Q and your Form 8-K filed on May 12, 2008. However, you have not provided any disclosures regarding these restructuring activities in your footnotes in accordance with SAB Topic 5:P.4 and SFAS 146. Please include such disclosures in future filings. If you do not believe such disclosures are required in future filings, please provide us with a detailed explanation supporting your position.

RESPONSE TO COMMENT 17

Our business units in our various markets have certain target cost reduction initiatives to be implemented based on declines experienced in their respective business operations, which are referred to in our Form 8-K filed on May 12, 2008. However, we do not currently have a formal restructuring or workforce reduction plan in place. As such, we believe the disclosures called for by SFAS 146 are not required. Should we adopt a formal plan, we will provide appropriate disclosures regarding these restructuring activities in our footnotes in our future filings.

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

COMMENT

Definitive Proxy Statement on Schedule 14A Filed on April 22, 2008

Director Compensation, page 13

18.
In future filings in footnote 2, please disclose the grant date of fair value for each equity award computed in accordance with SFAS 123R. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

RESPONSE TO COMMENT 18

We will disclose the grant date fair value for each equity award computed in accordance with SFAS 123R in future filings in response to the Staff’s comment.

COMMENT

Compensation Discussion and Analysis, page 17

19.
In future filings under "Annual Bonus" on page 22, please provide quantitative disclosure of the targets considered in determining the 'Individual Rating' of an executive officer (as the term is used in the chart displaying the percentage of bonus paid out), as these targets appear to be material to your decisions regarding the amount of bonus you pay. If you believe that disclosure of these targets is likely to cause you significant competitive harm, using the standards applicable to a request for confidential treatment under the FOIA, please note that you may be requested to share your views with us, and in your filing, discussing how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

RESPONSE TO COMMENT 19

We will provide disclosure of the quantitative targets in future filings in response to the Staff’s comments.

COMMENT

20.
In future filings under "Annual Bonus" on page 22, please use consistent terms in your discussion of the annual bonus calculation so that terms in the chart displaying the scale for determining the percentage of available bonus paid out corresponds with the preceding narrative description. It is unclear whether the reference to "individual bonus portion" in the chart refers to the "individual's target bonus available for payout" (as calculated pursuant to the first chart).

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

RESPONSE TO COMMENT 20

We will clarify our bonus disclosures in future filings in response to the Staff’s comment.

COMMENT

21.
Under "Incentive Compensation, Restricted Stock and Nonqualified Stock Option Awards," you disclosed that a limited number of stock options were awarded in 2007 on page 22 but stated that no stock options were awarded in 2007 on page 23. In future filings, please reconcile these statements.

RESPONSE TO COMMENT 21

We will reconcile these statements in future filings in response to the Staff’s comment.

COMMENT

22.
In future filings in your discussion of the incentive compensation on page 22, please disclose how the compensation committee determines the dollar amount of equity compensation it awards to the named executive officers. See Item 402(b)(1)(v) of Regulation S-K.

RESPONSE TO COMMENT 22

We will modify our disclosures regarding the compensation committee’s determination of the dollar amounts of equity compensation awarded to named executive officers in future filings in response to the Staff’s comment.

COMMENT

23.	In future filings, please disclose how the compensation committee determines the grant date for awards of restricted stock. Please refer to Item 402(b )(2)(iv) of Regulation S-K.

RESPONSE TO COMMENT 23

We will modify our disclosures regarding the compensation committee’s determination of the grant date for awards of restricted stock in future filings in response to the Staff’s comment.

COMMENT

24.
In future filings, please disclose the factors considered in setting Mr. Martineau's annual consulting payments and change of control payment under the consulting agreement. See Item 402(b)(1)(v) and Item 402(j)(3) of Regulation S-K.

Terence O’Brien
Securities and Exchange Commission
September 8, 2008

RESPONSE TO COMMENT 24

To the extent relevant to our disclosures in future filings, we will modify our disclosures regarding the factors considered in the setting of Mr. Martineau’s payments under his consulting agreement in response to the Staff’s comment.

COMMENT

Summary Compensation Table, page 31

25.
In future filings, please disclose in footnotes 4 and 5 the assumptions made in valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements or in the Management's Discussion and Analysis. See Instruction 4 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

RESPONSE TO COMMENT 25

We will add the requested disclosures in future filings in response to the Staff’s comments.

COMMENT

Grants of Plan Based Awards, page 33

26.	In future filings, in footnote 6, please provide a further explanation of ''median.''

RESPONSE TO COMMENT 26

We will add a further explanation of “median” in footnote 6 in future filings in response to the Staff’s comments.

  Please contact the undersigned with any questions concerning this letter at (713) 499-6215. In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.
Very truly yours,

By:	/s/ Robert D. Hardy
Robert D. Hardy
Executive Vice President and Chief Financial Officer U.S. Concrete, Inc.